UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2019

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 6, 2019, Orion Engineered Carbons S.A. issued a press release reaffirming 2018 Adjusted EBITDA guidance and announcing fourth quarter 2018 earnings release date and conference call, a copy of which is attached as Exhibit 99.1 hereto. The press release includes the dial-in information for the earnings call to take place on March 8, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: February 6, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Orion Engineered Carbons S.A., dated February 6, 2019